UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Lipocine Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

53630X 10 4
(CUSIP Number)

July 24, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐      Rule 13d-1(b)

☒      Rule 13d-1(c)

☐      Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person ‘s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 53630X 10 4

1.	NAME OF REPORTING PERSONS/ I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Elan Corporation, plc
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Ireland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 800,394
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 800,394
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 800,394
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.0%
12.	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 53630X 10 4

1.	NAME OF REPORTING PERSONS/ I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Elan International Services Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Ireland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 718,483
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 718,483
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 718,483
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.3%
12.	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 53630X 10 4

1.	NAME OF REPORTING PERSONS/ I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Elan Pharma International Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Ireland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 81,911
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 81,911
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 81,911
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.7%
12.	TYPE OF REPORTING PERSON (See Instructions) CO

Item 1.	(a)	Name of Issuer:

Lipocine Inc. (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices:

675 Arapeen Drive
Suite 202
Salt Lake City, Utah 84108

Item 2.	(a)	Name of Person Filing:

This statement is being filed by Elan Corporation, plc (“Elan”), Elan International Services Limited (“EIS”), and Elan Pharma International Limited (“EPIL”).  The foregoing persons are hereinafter referred to collectively as the “Reporting Persons”.

	(b)	Address of Principal Business Office or, if None, Residence:

The principal business address of each of the Reporting Persons is:
Treasury Building,
Lower Grand Canal Street,
Dublin 2, Ireland

	(c)	Citizenship:

Elan is a public limited company organized under the laws of Ireland. EIS and EPIL are private limited companies organized under the laws of Ireland.

	(d)	Title of Class of Securities:

Common Stock, $0.0001 par value per share (“Common Stock”)

	(e)	CUSIP Number:

53630X 10 4

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable as this Schedule 13G is filed pursuant to Rule 13d-1(c).

Item 4.	Ownership.

Elan.  EIS and EPIL are both subsidiaries of Elan.  By virtue of this relationship, Elan may be deemed to beneficially own, and share voting and dispositive power over, the 800,394 shares of Common Stock, representing 17.0% of the total outstanding shares of Common Stock of the Issuer, held by EIS (718,483 shares) and EPIL (81,911 shares).

EIS.  EIS holds 718,483 shares of Common Stock of the Issuer, representing 15.3% of the total outstanding shares of Common Stock and may be deemed to beneficially own, and share voting and dispositive power over, those shares of Common Stock of the Issuer.

EPIL.  EPIL holds 81,911 shares of Common Stock of the Issuer, representing 1.7% of the total outstanding shares of Common Stock and may be deemed to beneficially own, and share voting and dispositive power over, those shares of Common Stock of the Issuer.

Because of the relationships described above, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5 under the Securities Exchange Act of 1934, as amended, and as such, each member of the group could be deemed to beneficially own, in the aggregate, all of the shares of Common Stock held by members of the group. The Reporting Persons do not admit that they constitute a group within the meaning of Rule 13d-5.

Each of the Reporting Persons disclaims beneficial ownership of the shares of Common Stock referred to herein that such Reporting Person does not hold directly.

The calculation of the percentage of outstanding shares is based on 4,707,713 shares of Common Stock outstanding as of July 24, 2013, as disclosed by the Issuer in its Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 25, 2013.

Item 5.	Ownership of 5% or Less of Class.

If this statement is being filed to report the fact that as of the date hereof the reported person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following:  ☐

Item 6.	Ownership of More than 5% on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 2, 2013	ELAN CORPORATION, PLC

/s/ William Daniel
Name: William Daniel
Title: EVP, Company Secretary

ELAN INTERNATIONAL SERVICES LIMITED

/s/ William Daniel
Name: William Daniel
Title: Authorized Signatory

ELAN PHARMA INTERNATIONAL LIMITED

/s/ William Daniel
Name: William Daniel
Title: Company Secretary

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree to file the foregoing statement on Schedule 13G jointly on behalf of each of the undersigned in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that all subsequent amendments to this statement on Schedule 13G, and any statement on Schedule 13D that is required to be filed by the undersigned with respect to the securities that are the subject of the foregoing Schedule 13G, may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.

Dated: August 2, 2013	ELAN CORPORATION, PLC

/s/ William Daniel
Name: William Daniel
Title: EVP, Company Secretary

ELAN INTERNATIONAL SERVICES LIMITED

/s/ William Daniel
Name: William Daniel
Title: Authorized Signatory

ELAN PHARMA INTERNATIONAL LIMITED

/s/ William Daniel
Name: William Daniel
Title: Company Secretary